UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51373

CHEMGENEX PHARMACEUTICALS LIMITED
(Exact name of registrant as specified in its charter)

Level 4, 199 Moorabool Street Geelong, Victoria 3220 Australia Telephone number: 011-613-5223-9903
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing the right to receive 15 ordinary shares (“ADS”)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Chemgenex Pharmaceuticals Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on June 28, 2005.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were never sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s ordinary shares are listed on the Australian Securities Exchange (the “ASX”), which constitutes the primary trading market for those securities.

B. The Company’s ordinary shares were initially listed on ASX in July 1986. The Company has maintained the listing of its ordinary shares on ASX for at least the 12 months preceding the filing of this Form.

C. The percentage of trading in ordinary shares that occurred in Australia as of the recent 12-month period from June 27, 2008 to June 26, 2009 was 97.75%.

Item 4. Comparative Trading Volume Data

A. The first and the last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 27, 2008 and June 26, 2009, respectively. A tabular format disclosing the comparative trading volume data in response to this item is attached as exhibit 99.1 to this Form 15-F.

B. For the recent 12-month period specified in Item 4A above, the average daily trading volume (the "ADTV") of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States and worldwide was 4,595 shares and 204,052 shares, respectively.

C. For the recent 12-month period specified in Item 4A above, the ADTV of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States was 2.25% of the ADTV for its ordinary shares on a worldwide basis.

D. The Company delisted its ADSs from NASDAQ on July 8, 2009. As of that date, the ADTV of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States was 2.3% of the ADTV for its ordinary shares on a worldwide basis for the preceding 12-month period.

E. The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding its ordinary shares.

F. The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are as follows:

Source	Jurisdiction	Justification
The Bank of New York Mellon (BNYM)	United States
To obtain ChemGenex trading information on the NASDAQ Capital Market, ChemGenex believes that BNYM as depositary of ChemGenex’s ADS facility, is a reliable source of trading volume information for the exchange

Link Market Services	Australian Securities Exchange, Australia
To obtain ChemGenex trading information on the Australian Securities Exchange, ChemGenex believes that Link Market Services as Share Registrar of ChemGenex, is a reliable source of trading volume information for the exchange

Item 5. Alternative Record Holder Information

N/A

Item 6. Debt Securities

N/A

Item 7. Notice Requirement

A. The publication of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act was dated June 29, 2009.

B. The Company used BusinessWire to disseminate the notice in the United States. A copy of the notice was filed under cover of a Form 6-K on June 29, 2009.

Item 8. Prior Form 15 Filers

N/A

PART II

Item 9. Rule 12g3-2(b) Exemption

The website on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) (17 CFR 240. 12g3- 2(b)(1)(iii)) is http://www.chemgenex.com/.

PART III

Item 10. Exhibits

99.1. Comparative trading volume data (tabular format)

ChemGenex share trading 27 June 2008 through 26 June 2009

Date	ASX	NASDAQ	Underlying	Worldwide shares
		ADS'	ASX shares
26-Jun-09	451,770	0	-	451,770
25-Jun-09	144,884	1400	21,000	165,884
24-Jun-09	250,643	4559	68,385	319,028
23-Jun-09	367,214	2900	43,500	410,714
22-Jun-09	1,102,791	7100	106,500	1,209,291
19-Jun-09	481,451	100	1,500	482,951
18-Jun-09	332,757	300	4,500	337,257
17-Jun-09	264,907	100	1,500	266,407
16-Jun-09	898,468	0	-	898,468
15-Jun-09	536,981	0	-	536,981
12-Jun-09	1,517,227	0	-	1,517,227
11-Jun-09	612,540	0	-	612,540
10-Jun-09	1,349,561	0	-	1,349,561
09-Jun-09	747,804	0	-	747,804

08-Jun-09		100	1,500	1,500
05-Jun-09	269,923	0	-	269,923
04-Jun-09	412,618	200	3,000	415,618
03-Jun-09	521,525	2100	31,500	553,025
02-Jun-09	1,346,975	650	9,750	1,356,725
01-Jun-09	3,437,777	0	-	3,437,777
29-May-09	1,027,407	0	-	1,027,407
28-May-09	109,843	0	-	109,843
27-May-09	789,287	0	-	789,287
26-May-09	461,088	0	-	461,088
25-May-09	891,100		-	891,100
22-May-09	320,306	0	-	320,306
21-May-09	440,389	0	-	440,389
20-May-09	327,191	0	-	327,191
19-May-09	622,157	0	-	622,157
18-May-09	451,381	0	-	451,381
15-May-09	533,354	0	-	533,354
14-May-09	1,138,045	0	-	1,138,045
13-May-09	878,364	0	-	878,364
12-May-09	4,352,610	0	-	4,352,610
11-May-09	653,824	0	-	653,824
08-May-09	126,920	325	4,875	131,795
07-May-09	213,103	0	-	213,103

06-May-09	194,986	0	-	194,986
05-May-09	149,660	100	1,500	151,160
04-May-09	6,388,892	900	13,500	6,402,392
01-May-09	71,291	0	-	71,291
30-Apr-09	109,000	0	-	109,000
29-Apr-09	167,882	0	-	167,882
28-Apr-09	232,318	0	-	232,318
27-Apr-09	344,963	0	-	344,963
24-Apr-09	208,501	0	-	208,501
23-Apr-09	367,683	0	-	367,683
22-Apr-09	282,734	0	-	282,734
21-Apr-09	344,382	0	-	344,382
20-Apr-09	126,376	100	1,500	127,876
17-Apr-09	219,774	0	-	219,774
16-Apr-09	258,964	0	-	258,964
15-Apr-09	532,037	0	-	532,037
14-Apr-09	329,349	0	-	329,349
13-Apr-09	-	0	-	-
10-Apr-09	725,673	0	-	725,673
09-Apr-09	-	0	-	-
08-Apr-09	-	0	-	-
06-Apr-09	-	200	3,000	3,000
03-Apr-09	11,000	0	-	11,000

02-Apr-09	60,000	0	-	60,000
01-Apr-09	1,950	0	-	1,950
31-Mar-09	27,142	0	-	27,142
30-Mar-09	60,300	0	-	60,300
27-Mar-09	36,736	0	-	36,736
26-Mar-09	200	300	4,500	4,700
25-Mar-09	78,118	0	-	78,118
24-Mar-09	9,800	0	-	9,800
23-Mar-09	12,500	0	-	12,500
20-Mar-09	15,800	0	-	15,800
19-Mar-09	39,500	0	-	39,500
18-Mar-09	46,200	0	-	46,200
17-Mar-09	1,300	0	-	1,300
16-Mar-09	23,203	0	-	23,203
13-Mar-09	36,200	0	-	36,200
12-Mar-09	10,895	0	-	10,895
11-Mar-09	31,450	0	-	31,450
10-Mar-09	11,905	0	-	11,905
09-Mar-09	-	100	1,500	1,500
06-Mar-09	65,000	0	-	65,000
05-Mar-09	35,000	2000	30,000	65,000
04-Mar-09	42,895	0	-	42,895
03-Mar-09	62,780	244	3,660	66,440

02-Mar-09	30,000	100	1,500	31,500
27-Feb-09	8,800	0	-	8,800
26-Feb-09	41,500	0	-	41,500
25-Feb-09	11,200	0	-	11,200
24-Feb-09	27,200	0	-	27,200
23-Feb-09	66,212	200	3,000	69,212
20-Feb-09	29,000	0	-	29,000
19-Feb-09	39,100	0	-	39,100
18-Feb-09	28,000	0	-	28,000
17-Feb-09	31,849	256	3,840	35,689
16-Feb-09	60,000	100	1,500	61,500
13-Feb-09	45,000	0	-	45,000
12-Feb-09	50,000	0	-	50,000
11-Feb-09	40,000	0	-	40,000
10-Feb-09	82,500	0	-	82,500
09-Feb-09	63,000	0	-	63,000
06-Feb-09	25,000	0	-	25,000
05-Feb-09	145,484	0	-	145,484
04-Feb-09	79,730	217	3,255	82,985
03-Feb-09	29,011	0	-	29,011
02-Feb-09	41,250	0	-	41,250
30-Jan-09	23,344	0	-	23,344
29-Jan-09	47,487	0	-	47,487

28-Jan-09	20,000	0	-	20,000
27-Jan-09	2,400	0	-	2,400
23-Jan-09	148,401	0	-	148,401
22-Jan-09	1,000	0	-	1,000
21-Jan-09	6,200	0	-	6,200
20-Jan-09	20,891	0	-	20,891
19-Jan-09	28,644	0	-	28,644
16-Jan-09	122,240	0	-	122,240
15-Jan-09	4,000	0	-	4,000
14-Jan-09	13,000	0	-	13,000
13-Jan-09	-	340	5,100	5,100
12-Jan-09	-	0	-	-
09-Jan-09	17,180	180	2,700	19,880
08-Jan-09	48,972	0	-	48,972
07-Jan-09	5,000	0	-	5,000
06-Jan-09	14,090	0	-	14,090
05-Jan-09	16,600	100	1,500	18,100
02-Jan-09	-	200	3,000	3,000
31-Dec-08	63,084	0	-	63,084
30-Dec-08	21,393	100	1,500	22,893
29-Dec-08	9,333	200	3,000	12,333
26-Dec-08		0	-	-
24-Dec-08	4,000	500	7,500	11,500

23-Dec-08	800	875	13,125	13,925
22-Dec-08	-	2500	37,500	37,500
19-Dec-08	9,554	0	-	9,554
18-Dec-08	-	0	-	-
17-Dec-08	10,000	200	3,000	13,000
16-Dec-08	79,569	0	-	79,569
15-Dec-08	9,670	0	-	9,670
12-Dec-08	7,218	0	-	7,218
11-Dec-08	2,200	0	-	2,200
10-Dec-08	1,495	200	3,000	4,495
09-Dec-08	113,615	300	4,500	118,115
08-Dec-08	5,550	0	-	5,550
05-Dec-08	14,478	0	-	14,478
04-Dec-08	60,061	100	1,500	61,561
03-Dec-08	31,548	200	3,000	34,548
02-Dec-08	76,710	0	-	76,710
01-Dec-08	85,735	0	-	85,735
28-Nov-08	14,614	0	-	14,614
27-Nov-08	210,400	0	-	210,400
26-Nov-08	42,000	0	-	42,000
25-Nov-08	22,000	0	-	22,000
24-Nov-08	10,000	0	-	10,000
21-Nov-08	66,873	0	-	66,873

20-Nov-08	11,000	0	-	11,000
19-Nov-08	242,500	100	1,500	244,000
18-Nov-08	27,000	0	-	27,000
17-Nov-08	3,800	0	-	3,800
14-Nov-08	15,000	0	-	15,000
13-Nov-08	1,068,650	160	2,400	1,071,050
12-Nov-08	4,395	0	-	4,395
11-Nov-08	44,210	0	-	44,210
10-Nov-08	242,856	1400	21,000	263,856
07-Nov-08	62,000	0	-	62,000
06-Nov-08	48,545	1000	15,000	63,545
05-Nov-08	215,519	100	1,500	217,019
04-Nov-08	234,667	100	1,500	236,167
03-Nov-08	184,559	1700	25,500	210,059
31-Oct-08	236,537	0	-	236,537
30-Oct-08	195,871	0	-	195,871
29-Oct-08	45,444	100	1,500	46,944
28-Oct-08	57,000	0	-	57,000
27-Oct-08	70,565	0	-	70,565
24-Oct-08	23,309	0	-	23,309
23-Oct-08	9,374	100	1,500	10,874
22-Oct-08	5,000	0	-	5,000
21-Oct-08	13,000	0	-	13,000

20-Oct-08	-	0	-	-
17-Oct-08	19,410	0	-	19,410
16-Oct-08	16,000	100	1,500	17,500
15-Oct-08	19,242	600	9,000	28,242
14-Oct-08	44,032	800	12,000	56,032
13-Oct-08	51,747	750	11,250	62,997
10-Oct-08	40,190	0	-	40,190
09-Oct-08	36,350	100	1,500	37,850
08-Oct-08	99,600	0	-	99,600
07-Oct-08	32,394	0	-	32,394
06-Oct-08	7,160	0	-	7,160
03-Oct-08	58,201	0	-	58,201
02-Oct-08	124,227	0	-	124,227
01-Oct-08	31,750	0	-	31,750
30-Sep-08	86,408	200	3,000	89,408
29-Sep-08	26,025	600	9,000	35,025
26-Sep-08	32,158	0	-	32,158
25-Sep-08	16,000	0	-	16,000
24-Sep-08	76,101	0	-	76,101
23-Sep-08	43,739	0	-	43,739
22-Sep-08	156,088	0	-	156,088
19-Sep-08	17,175	0	-	17,175
18-Sep-08	19,389	250	3,750	23,139

17-Sep-08	110,297	800	12,000	122,297
16-Sep-08	-	0	-	-
15-Sep-08	-	392	5,880	5,880
12-Sep-08	44,390	800	12,000	56,390
11-Sep-08	120,222	2630	39,450	159,672
10-Sep-08	10,239	2551	38,265	48,504
09-Sep-08	-	900	13,500	13,500
08-Sep-08	7,000	280	4,200	11,200
05-Sep-08	200,752	200	3,000	203,752
04-Sep-08	15,853	640	9,600	25,453
03-Sep-08	9,101	282	4,230	13,331
02-Sep-08	12,500	225	3,375	15,875
01-Sep-08	20,000		-	20,000
29-Aug-08	40,375	0	-	40,375
28-Aug-08	3,900	640	9,600	13,500
27-Aug-08	599,806	100	1,500	601,306
26-Aug-08	40,334	2200	33,000	73,334
25-Aug-08	57,166	600	9,000	66,166
22-Aug-08	325,603	400	6,000	331,603
21-Aug-08	46,859	500	7,500	54,359
20-Aug-08	142,171	0	-	142,171
19-Aug-08	112,187	0	-	112,187
18-Aug-08	10,000	0	-	10,000

15-Aug-08	38,959	0	-	38,959
14-Aug-08	4,968	1800	27,000	31,968
13-Aug-08	23,399	150	2,250	25,649
12-Aug-08	5,300	553	8,295	13,595
11-Aug-08	22,500	0	-	22,500
08-Aug-08	69,025	0	-	69,025
07-Aug-08	20,995	522	7,830	28,825
06-Aug-08	11,500	0	-	11,500
05-Aug-08	84,149	1650	24,750	108,899
04-Aug-08	31,462	0	-	31,462
01-Aug-08	7,500	200	3,000	10,500
31-Jul-08	45,200	0	-	45,200
30-Jul-08	14,000	115	1,725	15,725
29-Jul-08	58,332	0	-	58,332
28-Jul-08	17,000	1190	17,850	34,850
25-Jul-08	26,792	1550	23,250	50,042
24-Jul-08	24,560	1100	16,500	41,060
23-Jul-08	27,359	238	3,570	30,929
22-Jul-08	80,070	100	1,500	81,570
21-Jul-08	116,064	0	-	116,064
18-Jul-08	289,967	0	-	289,967
17-Jul-08	61,841	0	-	61,841
16-Jul-08	47,033	0	-	47,033

15-Jul-08	58,635	0	-	58,635
14-Jul-08	38,239	0	-	38,239
11-Jul-08	72,119	200	3,000	75,119
10-Jul-08	42,392	0	-	42,392
09-Jul-08	294,150	300	4,500	298,650
08-Jul-08	6,619	3384	50,760	57,379
07-Jul-08	45,955	4608	69,120	115,075
04-Jul-08	419,571		-	419,571
03-Jul-08	52,091	4790	71,850	123,941
02-Jul-08	172,603	1554	23,310	195,913
01-Jul-08	37,880	1770	26,550	64,430
30-Jun-08	11,841		-	11,841
27-Jun-08	193,934		-	193,934

	ASX shares	NASDAQ ADS'	ADS' as ASX shares	All shares

Annual total	51,260,655	78,720	1,180,800	52,441,455

ADTV	201,022	312.38	4,595	204,052

% of annual total traded on ASX			97.75%

% of annual total traded on NASDAQ			2.25%

% of ADTV traded on ASX			98.51%

% of ADTV traded on NASDAQ			2.25%

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, CHEMGENEX PHARMACEUTICALS LIMITED has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CHEMGENEX PHARMACEUTICALS LIMITED certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CHEMGENEX PHARMACEUTICALS LIMITED

July 20, 2009	By:	/s/ James A. Campbell
Name: James A Campbell
Title: Chief Financial Officer